SCHEDULE 13G

Amendment No. 1
IMC Fertilizer Group Incorporated
common stock
Cusip # 449669100
Filing Fee: No


Cusip # 449669100
Item 1:   Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:   Commonwealth of Massachusetts
Item 5:   117,900
Item 6:   None
Item 7:   2,967,800
Item 8:   None
Item 9:   2,967,800
Item 11:  11.96%
Item 12:  HC




Cusip # 449669100
Item 1:   Reporting Person - Edward C. Johnson 3d - (Tax ID:  ###-##-####)
Item 4:   United States of America
Item 5:   None
Item 6:   None
Item 7:   2,967,800
Item 8:   None
Item 9:   2,967,800
Item 11:  11.96%
Item 12:  IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).    Name of Issuer:

         IMC Fertilizer Group Incorporated

Item 1(b).    Name of Issuer's Principal Executive Offices:

         2100 Sanders Road
         Northbrook, IL  60062-6139

Item 2(a).    Name of Person Filing:

         FMR Corp.

Item 2(b).    Address or Principal Business Office or, if None, Residence:

         82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).    Citizenship:

         Not applicable

Item 2(d).    Title of Class of Securities:

         Common Stock

Item 2(e).    CUSIP Number:

         449669100

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.  Ownership

         (a)  Amount Beneficially Owned:    2,967,800

         (b)  Percent of Class:   11.96%

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:   117,900

              (ii)  shared power to vote or to direct the vote: None

              (iii) sole power to dispose or to direct the disposition of:
    2,967,800

              (iv) shared power to dispose or to direct the disposition of: None




Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of IMC Fertilizer Group
Incorporated. No one person's interest in the common stock of IMC Fertilizer Group Incorporated is more than five percent of the total outstanding common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         See attached Exhibit(s)

Item 8.  Identification and Classification of Members of the Group.

         Not applicable, see attached Exhibit A.

Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    February 11, 1994
Date



    /S/Arthur S. Loring
Signature



    Arthur S. Loring, Vice President

Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

    Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,834,600 shares or 11.43% of the common stock outstanding of IMC Fertilizer Group Incorporated ("the Company") as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940, and as a result of acting as sub-advisor to Domestic Values Fund (the "FMR Account"). The FMR Account is maintained by FMR Corp.

    Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 2,833,500 shares owned by the Funds.

    Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Boards of Trustees.

      FMR Corp., through its control of Fidelity, and the FMR Account each has sole power to vote and to dispose of the 1,100 shares owned by the FMR Account.

    Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 133,200 shares or 0.54% of the common stock outstanding of the company as a result of its serving as investment manager of the institutional account(s).

    FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power over 133,200 Shares and sole power to vote or to direct the voting of 116,800 shares, and no power to vote or to direct the voting of 16,400 Shares of common stock owned by the institutional account(s) as reported above.

    Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp. voting common stock. These Johnson family members, through their ownership of voting common stock, form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(e)  AGREEMENT

    The undersigned persons, on February 11, 1994, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of IMC Fertilizer Group Incorporated at December 31, 1993.

    FMR Corp.
    By   /S/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
         Edward C. Johnson 3d
    By   /S/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney
dated 5/17/89
On File with Schedule 13G
for
Airborne Freight Corp.
9/10/91
    Fidelity Management & Research Company
    By   /S/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General
Counsel